UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Charles S. Leykum

700 Louisiana Street, Suite 2700

Houston, Texas 77002

(281) 407-0686

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 19, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U  104

1	Name of Reporting Persons Charles S. Leykum
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,891,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 9,891,401**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,891,401*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%***
14	Type of Reporting Person IN

*

Consists of (a) 3,025,247 shares of Class A Common Stock, par value of $0.01 per share (the “Class A Common Stock”), of Ranger Energy Services, Inc., a Delaware corporation (the “Issuer”), and (b) 6,866,154 shares of Class B Common Stock, par value of $0.01 per share, of the Issuer (“Class B Common Stock”) and an equivalent number of units of RNGR Energy Services, LLC (“Ranger LLC”), which together are exchangeable for shares of Class A Common Stock on a one-for-one basis (“Ranger Units”) pursuant to that certain Amended and Restated Limited Liability Company Agreement of Ranger LLC (the “Ranger LLCA”). The Class A Common Stock, Class B Common Stock and Ranger Units are collectively referred to herein as the “Securities”. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 3,025,247 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons CSL Energy Opportunity GP I, LLC 45-2494955
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,891,401*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,435,401**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,891,401*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%***
14	Type of Reporting Person OO

*

Consists of (a) 3,025,247 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,813,910 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons CSL Energy Opportunity GP II, LLC 47-2465769
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,813,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,536,598 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons Ranger Energy Holdings, LLC 38-3934054
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,807,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons Torrent Energy Holdings, LLC 37-1760971
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,451,975**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 313,125 shares of Class A Common Stock and (b) 1,138,850 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons Ranger Energy Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 5,807,902**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons Torrent Energy Holdings II, LLC 30-0998585
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,451,975**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 313,125 shares of Class A Common Stock and (b) 1,138,850 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons CSL Energy Holdings I, LLC 45-2665080
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,259,877**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,638,386 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons CSL Energy Holdings II, LLC 32-0456689
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,662,272**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,179,631 shares of Class A Common Stock and (b) 4,482,641 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons CSL Energy Opportunities Fund I, L.P. 45-2495008
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 7,259,877**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person PN

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,638,386 shares of Class A Common Stock and (b) 5,621,491 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons CSL Energy Opportunities Fund II, L.P. 36-4799022
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,959,532**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person PN

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,682,228 shares of Class A Common Stock and (b) 5,277,304 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons Bayou Well Holdings Company, LLC 45-2639123
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,775,261**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,715,877*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.1%***
14	Type of Reporting Person OO

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons Richard E. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 137,931*
	8	Shared Voting Power 9,715,877**
	9	Sole Dispositive Power 137,931*
	10	Shared Dispositive Power 1,775,261***

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,853,808****
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.0%*****
14	Type of Reporting Person IN

*

Consists of 137,931 shares of Class A Common Stock. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

****

Consists of (a) 2,987,654 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*****

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U  104

1	Name of Reporting Persons Brett T. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,498
	8	Shared Voting Power 9,715,877*
	9	Sole Dispositive Power 26,498
	10	Shared Dispositive Power 1,775,261**

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,742,375*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 62.3%***
14	Type of Reporting Person IN

*

Consists of (a) 2,849,723 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

This Amendment No. 1 to Schedule 13D amends Items 2, 5 and 6 of the Schedule 13D filed by Charles S. Leykum, CSL Energy Opportunity GP I, LLC, CSL Energy Opportunity GP II, LL, Ranger Energy Holdings, LLC, Torrent Energy Holdings, LLC, Ranger Energy Holdings II, LLC, Torrent Energy Holdings II, LLC, CSL Energy Holdings I, LLC, CSL Energy Holdings II, LLC, CSL Energy Opportunities Fund I, L.P., CSL Energy Opportunities Fund II, L.P., CSL Energy Opportunities Master Fund, LLC, Bayou Well Holdings Company, LLC, Richard E. Agee, and Brett T. Agee with the Securities and Exchange Commission on August 28, 2017 (the “Schedule 13D”).

Except as set forth below and as to give effect to the changes in ownership amounts reflected above, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by inserting the following paragraph immediately before the second paragraph thereof:

CSL MF no longer holds shares of Class A Common Stock and is no longer a Reporting Person on this Schedule 13D.

The Reporting Persons have determined that Bayou, R. Agee and B. Agee (the “Bayou Reporting Persons”) and Leykum, CSL GP I, CSL GP II, REH, REH II, TEH II, CSL HI, CSL HII, CSL OI, CSL OII and CSL MF (the “CSL Reporting Persons”) will no longer file a joint Schedule 13D after filing this Amendment No. 1 to Schedule 13D. The Bayou Reporting Persons and the CSL Reporting Persons will continue to separately file statements on Schedule 13D, pursuant to Rule 13d-1(k)(2) under the Act, addressing their deemed status as members of a “group” with respect to the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

(f)

As of the date hereof, the Reporting Persons collectively beneficially own 10,055,830 shares of Class A Common Stock, representing 64.3% of the Class A Common Stock, based on (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assuming that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Persons as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Class A Common Stock referred to herein for the purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person.

(i)	Leykum

(a)

As of the date hereof, Leykum may be deemed the beneficial owner of 9,891,401 shares of Class A Common Stock, constituting approximately 63.2% of the shares of Class A Common Stock, consisting of the following:

1.	175,524 shares of issued and outstanding Class A Common Stock held directly by CSL HI, the managing member of which is CSL GP I, the managing member of which is Leykum;

2.	356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, the managing member of which is CSL GP II, the managing member of which is Leykum

3.	854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, the managing member of which is CSL GP II, the managing member of which is Leykum;

4.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII, each of which is managed by its managing member CSL GP I and CSL GP II, respectively, each of which is managed by its managing member, Leykum;

5.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, the sole managing member of which is CSL HI, the managing member of which is CSL GP I, the managing member of which is Leykum;

6.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH. CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH. CSL OI and CSL OII are managed by their general partners CSL GP I and CSL GP II, respectively, each of which is managed by its managing member, Leykum;

7.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, the sole managing member of which is CSL OI, the general partner of which is CSL GP I, the managing member of which is Leykum;

8.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, the general partner of which is CSL GP II, the managing member of which is Leykum; and

9.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors (as defined in Item 6) designated by CSL (as defined in Item 6), which CSL entities are indirectly managed by Leykum as more particularly described in this Item 5(a)(i)(a).

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,891,401

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 9,891,401

(ii)	CSL GP I

(a)

As of the date hereof, CSL GP I may be deemed the beneficial owner of 9,891,401 shares of Class A Common Stock, constituting approximately 63.2% of the shares of Class A Common Stock, consisting of the following:

1.	175,524 shares of issued and outstanding Class A Common Stock held directly by CSL HI, the managing member of which is CSL GP I;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a);

3.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a);

4.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII. CSL HI is managed by its managing member CSL GP I;

5.	313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, the sole managing member of which is CSL HI, the managing member of which is CSL GP I;

6.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH. CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH. CSL OI is managed by its general partners CSL GP I;

7.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, the sole managing member of which is CSL OI, the general partner of which is CSL GP I;

8.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a); and

9.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP I as more particularly described in this Item 5(a)(ii)(a).

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,891,401

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 7,435,401

(iii)	CSL GP II

(a)

As of the date hereof, CSL GP II may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.	854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, the managing member of which is CSL GP II;

2.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII. CSL HII is managed by its managing member CSL GP II;

3.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP II as more particularly described in this Item 5(a)(iii)(a);

4.	356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, the general partner of which is CSL GP II;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH. CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH. CSL OII is managed by its general partner CSL GP II;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP II as more particularly described in this Item 5(a)(iii)(a);

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, the general partner of which is CSL GP II; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are indirectly managed by CSL GP II as more particularly described in this Item 5(a)(iii)(a).

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 7,813,902

(iv)	REH

(a)

As of the date hereof, REH may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

3.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without the consent of REH and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 5,807,902

(v)	TEH

(a)

As of the date hereof, TEH may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

3.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, (a) TEH II may not transfer such Securities without the consent of TEH and (b) TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 1,451,975

(vi)	REH II

(a)

As of the date hereof, REH II may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

3.	1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II;

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, (a) REH may not transfer such Securities without the consent of REH II and (b) REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is REH II.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 5,807,902

(vii)	TEH II

(a)

As of the date hereof, TEH II may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

3.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

4.	313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, (a) TEH may not transfer such Securities without the consent of TEH II and (b) TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is TEH II.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 1,451,975

(viii)	CSL HI

(a)

As of the date hereof, CSL HI may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a);

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a);

3.	1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII;

4.	313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, the sole managing member of which is CSL HI;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, (a) REH may not transfer such Securities without the consent of REH II, which is managed by a sole manager appointed by CSL HI and CSL HII and (b) REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a);

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, (a) TEH may not transfer such Securities without the consent of TEH II, the sole managing member of which is CSL HI and (b) TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a);

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a); and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL HI as more particularly described in this Item 5(a)(viii)(a).

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 7,259,877

(ix)	CSL HII

(a)

As of the date hereof, CSL HII may be deemed the beneficial owner of 9,715,377 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.	854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

3.	1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, which is managed by a sole manager appointed by CSL HI and CSL HII;

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, (a) REH may not transfer such Securities without the consent of REH II (the sole manager of which is appointed by CSL HI and CSL HII) and (b) REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL HII.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,377

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 6,662,272

(x)	CSL OI

(a)

As of the date hereof, CSL OI may be deemed the beneficial owner of 9,715,377 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

3.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without the consent of REH, for which CSL OI and CSL OII have the right to designate the managers having the right to cast a majority of the votes entitled to be cast by all managers of REH and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, (a) TEH II may not transfer such Securities without the consent of TEH, the sole managing member of which is CSL OI and (b) TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a);

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH. CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, the sole managing member of which is CSL OI;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a); and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, certain of which CSL entities are directly or indirectly managed by, or at the direction of, CSL OI as more particularly described in this Item 5(a)(x)(a).

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,377

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 7,259,877

(xi)	CSL OII

(a)

As of the date hereof, CSL OII may be deemed the beneficial owner of 9,715,377 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

2.	356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII;

3.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without the consent of REH (the managers of which that have the right to cast a majority of the votes entitled to be cast by all managers of REH being designated by CSL OI and CSL OII) and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

4.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

5.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH. CSL OI and CSL OII have the right to designate the managers of REH having the right to cast a majority of the votes entitled to be cast by all managers of REH;

6.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII;

7.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII; and

8.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, as, pursuant to the Stockholders’ Agreement, Bayou is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the CSL Directors designated by CSL, one of which designating CSL entities is CSL OII.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,377

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 6,959,532

(xii)	Bayou

(a)

As of the date hereof, Bayou may be deemed the beneficial owner of 9,715,877 shares of Class A Common Stock, constituting approximately 62.1% of the shares of Class A Common Stock, consisting of the following:

1.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou;

2.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou.

3.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors (as defined in Item 6) designated by Bayou;

4.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou;

5.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou;

6.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou;

7.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou; and

8.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 1,775,261

(xiv)	R. Agee

(a)

As of the date hereof, R. Agee may be deemed the beneficial owner of 9,853,808 shares of Class A Common Stock, constituting approximately 63.0% of the shares of Class A Common Stock, consisting of the following:

1.	137,931 shares of issued and outstanding Class A Common Stock held directly by R. Agee;

2.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

3.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

4.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally.

5.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

6.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

7.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

8.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally; and

9.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(b)	1. Sole power to vote or direct vote: 137,931

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 137,931

4.	Shared power to dispose or direct the disposition: 1,775,261

(xv)	B. Agee

(c)

As of the date hereof, B. Agee may be deemed the beneficial owner of 9,742,375 shares of Class A Common Stock, constituting approximately 62.3% of the shares of Class A Common Stock, consisting of the following:

1.	26,498 shares of issued and outstanding Class A Common Stock held directly by B. Agee;

2.

450,000 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 450,000 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, are held directly by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

3.

854,370 shares of issued and outstanding Class A Common Stock held directly by CSL HII, as, pursuant to the Stockholders’ Agreement, CSL HII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

4.

356,967 shares of issued and outstanding Class A Common Stock held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally

5.

1,325,261 shares of issued and outstanding Class A Common Stock held directly by REH II, as, pursuant to the Stockholders’ Agreement, (a) REH II may not transfer such Securities without a corresponding transfer of Securities by REH without the consent of Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally and (b) REH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

6.

313,125 shares of issued and outstanding Class A Common Stock held directly by TEH II, as, pursuant to the Stockholders’ Agreement, TEH II is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

7.

4,482,641 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 4,482,641 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by REH, as, pursuant to the Stockholders’ Agreement, REH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally;

8.

1,138,850 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 1,138,850 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by TEH, as, pursuant to the Stockholders’ Agreement, TEH is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally; and

9.

794,663 shares of issued and outstanding Class B Common Stock and a corresponding number of Ranger Units which are exchangeable for 794,663 shares of Class A Common Stock pursuant to the terms of the Ranger LLCA, as further described in Item 6, and which are held directly by CSL OII, as, pursuant to the Stockholders’ Agreement, CSL OII is required to take all necessary action, to the fullest extent permitted by applicable law (including with respect to any fiduciary duties under Delaware law), to cause the election of the Bayou Directors designated by Bayou, which is owned 50% by R. Agee and 50% by B. Agee and managed by them equally.

The calculated percentage interest is based on a combined total of 15,641,374 shares of Class A Common Stock. This combined total consists of (a) 8,775,220 shares of Class A Common Stock outstanding as of October 23, 2019, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of October 23, 2019 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

(d)	1. Sole power to vote or direct vote: 26,498

2.	Shared power to vote or direct vote: 9,715,877

3.	Sole power to dispose or direct the disposition: 26,498

4.	Shared power to dispose or direct the disposition: 1,775,261

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the description of the Joint Filing Agreement and replacing it with the following:

Joint Filing Agreement

On August 28, 2017, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 7 and is incorporated herein by reference. Immediately after the filing of this Schedule 13D, the obligations of the Reporting Persons under the Joint Filing Agreement to file any future amendments to this Schedule 13D jointly shall terminate.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2019	Charles S. Leykum

/s/ Charles S. Leykum
Charles S. Leykum

CSL Energy Opportunity GP I, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunity GP II, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

Ranger Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Torrent Energy Holdings, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Senior Vice President

Ranger Energy Holdings II, LLC

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

Torrent Energy Holdings II, LLC

	By:	CSL Energy Holdings I, LLC,
its managing member
	By:	CSL Energy Opportunity GP I, LLC
its managing member

	By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Manager

CSL Energy Holdings I, LLC

By:	CSL Energy Opportunity GP I, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Holdings II, LLC

By:	CSL Energy Opportunity GP II, LLC,
its managing member

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund I, L.P.

By:	CSL Energy Opportunity GP I, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

CSL Energy Opportunities Fund II, L.P.

By:	CSL Energy Opportunity GP II, LLC,
its general partner

By:	/s/ Charles S. Leykum
Name: Charles S. Leykum
Title: Managing Member

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
Name: Brett T. Agee
Title: President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

Brett T. Agee

/s/ Brett T. Agee
Brett T. Agee